Mail Stop 3561

June 28, 2010

Via Fax & U.S. Mail

Mr. James E. Sweetnam
Chief Executive Officer
Dana Holding Corporation
3939 Technology Drive
Maumee, Ohio 43537

> **Re:** **Dana Holding Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 24, 2010**
> **File No. 1-01063**

Dear Mr. Sweetnam:

We have received your letter dated May 27, 2010, in response to our letter dated April 30, 2010, and have the following additional comment. Please respond to confirm that such comment will be complied with in future filings. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 10
Administration, page 10

1. While we note your response to our prior comment 17, it appears that you are using survey data in your compensation decisions. For guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. In future filings please list the companies to which you benchmark and disclose the degree to which the Compensation Committee considered such companies comparable to you or please advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

You may contact Effie Simpson at (202) 551-3346, or the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Bell at (202) 551-3574 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via Fax: James A. Yost, CFO
(419) 887-5200